UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Netia Holdings S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 PLN per share

(Title of Class of Securities)

64114B 10 4

(Cusip Number)

Jan Henrik Ahrnell
General Counsel
TeliaSonera AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64114B 10 4

1.	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TeliaSonera AB

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 26,289,367

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 26,289,367

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,289,367

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%

14.	TYPE OF REPORTING PERSON CO

SIGNATURES
SCHEDULE I
EXHIBIT INDEX
Agreement for Purchase of Shares and Warrants

     TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), hereby files this Amendment No. 2 (“Amendment No. 2”) to amend and supplement the Statement on Schedule 13D (the “Statement”), with respect to the Ordinary Shares, nominal value 1.00 Polish Zloty (or “PLN”) per share (the “Ordinary Shares”), of Netia Holdings S.A., a Polish corporation (the “Company”) originally filed on July 14, 2000 on behalf of Telia AB (“Telia”) and Telia Holding Polen AB (“Telia Polen”), as amended by Amendment No. 1 to the Statement filed on March 25, 2002 on behalf of Telia AB. The CUSIP number referenced on the cover pages of this Amendment No. 2 applies to the American Depositary Shares, each of which represents one Ordinary Share. The Ordinary Shares do not have a CUSIP number.

     This Amendment No. 2 is being filed to reflect (i) the completion of certain steps in the ongoing implementation of the financial restructuring (the “Financial Restructuring”) of the Company on the terms detailed in the restructuring agreement (the “Restructuring Agreement”) by and among the Company (and certain of its subsidiaries), certain of the holders (the “Noteholders”) of debt securities (the “Notes”) issued by the Company’s Dutch financing subsidiaries and guaranteed by the Company, JP Morgan Chase Bank (“JP Morgan Chase”) and Warburg and (ii) certain transactions effected by TeliaSonera in the Ordinary Shares.

     Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 2.

Item 1. Security and Issuer

     The response to Item 1 of the Statement is hereby amended and supplemented as follows:

     The first sentence of the first paragraph is deleted and replaced with the following sentence:

     This statement relates to the Ordinary Shares, nominal value 1.00 Polish Zloty (or “PLN”) per share (“Ordinary Shares”), of Netia Holdings S.A., a Polish corporation (the “Company”).

Item 2. Identity and Background

     The response to Item 2 of the Statement is hereby amended and restated in its entirety as follows:

     This statement is being filed by TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), having its principal executive offices at Mårbackagatan 11, S-123 86 Farsta, Sweden.

     To the best knowledge of TeliaSonera as of the date hereof, the name, the business address, present principal occupation or employment and citizenship of each executive officer and director of TeliaSonera is set forth in Schedule I hereto, which is incorporated herein by reference.

     During the past five years, none of TeliaSonera nor, to the best knowledge of TeliaSonera, any of their directors or executive officers listed in Schedule I hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

     The response to Item 4 of the Statement is hereby amended and supplemented as follows:

     The fifth paragraph of this Item is deleted and replaced with the following paragraph:

     Currently Morgan Ekberg serves on the Company’s Supervisory Board at the appointment of TeliaSonera.

     The first sentence of the last paragraph of this Item is deleted.

     The following text is added after the last paragraph to this Item:

     In accordance with the terms of Restructuring Agreement, on February 10, 2003, the Polish National Securities Depositary registered 312,626,040 Series H Ordinary Shares of the Company, which were subsequently distributed to certain creditors of the Company in accordance with the terms of the Restructuring Agreement. Following the registration of the Company’s capital increase, the Company currently has 344,045,212 Ordinary Shares issued and outstanding.

     In addition, in accordance with the terms of the Restructuring Agreement, on May 20, 2003, Netia Holdings Incentive Share Company Limited (“Netia Incentive”) transferred an aggregate of 64,847,952 subscription warrants (the “Warrants”), each entitling the holder to subscribe for one Series J Ordinary Share to be issued by the Company, to persons who were shareholders of the Company on December 22, 2002. In connection with the transfer of Warrants by Netia Incentive, TeliaSonera received 31,300,532 Warrants.

Item 5. Interest in Securities of the Issuer

     The response to Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a)  TeliaSonera beneficially owns 6,288,835 Ordinary Shares in the form of Ordinary Shares and an additional 20,000,532 Ordinary Shares through its ownership of Warrants. Based on the disclosure contained in the Company’s report on Form 6-K dated February 13, 2003, that the Company had 344,045,212 Ordinary Shares issued and outstanding on February 13, 2003, the aggregate percentage of the total outstanding Ordinary Shares of the Company beneficially owned by TeliaSonera is approximately 7.0%.

     Except as disclosed in this Item 5(a), neither TeliaSonera nor, to the best of its knowledge, any of its executive officers and directors, beneficially owns any securities of the Company or presently has the right to acquire any securities in the Company.

     (b)  TeliaSonera has the power to vote, directly or indirectly, all of the Ordinary Shares described in paragraph (a) above.

     Except as described in this Item 5(b), neither TeliaSonera nor, to the best of its knowledge, any of its executive officers or directors, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

     (c)  In addition to the transactions effected pursuant to the Restructuring Agreement described in Item 4 above, TeliaSonera has effected the following transactions in the Ordinary Shares during the past 60 days:

     (1)  On May 28, 2003, Warburg notified TeliaSonera that it was exercising its right under the Option Agreement to acquire 6,088,835 Ordinary Shares and 12,779,643 Warrants from TeliaSonera for an aggregate purchase price of €1.00. The transfer of the Ordinary Shares and Warrants according to the Option Agreement remains subject to Polish regulatory approval.

     (2)  TeliaSonera entered into an agreement, dated May 28, 2003 (the “Agreement for Purchase of Shares and Warrants”), with Polish Enterprise Fund IV, L.P., a limited partnership with a registered office in Jersey City, New York (“Polish Enterprise Fund”), pursuant to which TeliaSonera agreed to sell to Polish Enterprise Fund (i) 8,812,520 Ordinary Shares for an aggregate purchase price of PLN 25,115,682 and (ii) 11,300,000 Warrants for an aggregate purchase price of PLN 6,215,000. The sale and purchase of the Ordinary Shares and Warrants pursuant to the Agreement for Purchase of Shares and Warrants were effected on May 30, 2003. The transactions were effected privately.

     In addition, under the terms of the Agreement for the Purchase of Shares and Warrants, TeliaSonera (i) agreed to sell 200,000 Ordinary Shares to Polish Enterprise Fund for an aggregate purchase price of PLN 570,000 on June 16, 2003 (unless otherwise agreement between the parties, but not later than July 31, 2003) and (ii) granted Polish Enterprise Fund a call option (the “Call Option”), exercisable within 90 days of the date of the Agreement for Purchase of Shares and Warrants, to purchase 7,220,889 Warrants for a purchase price of PLN 0.55 per Warrant. The price for the Call Option is PLN 0.10 per Warrant.

     Except as set forth above, neither TeliaSonera nor, to the best of its knowledge, any of its executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

     (d)  No person except for Telia is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended and supplemented by adding the following:

     Reference is made to the above discussion under Item 5 with respect to the Agreement for Purchase of Shares and Warrants, a copy of which is filed as Exhibit 12 to this Amendment and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

     The response to Item 7 of the Statement is hereby amended and supplemented to include Exhibit 12 as follows:

Exhibit
Number	Description

12	Agreement for Purchase of Shares and Warrants, dated as of May 28, 2003, by and between Polish Enterprise Fund IV, L.P. and TeliaSonera AB

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2003

TELIASONERA AB

By:	/s/ JAN HENRIK AHRNELL Name: Jan Henrik Ahrnell Title: Vice President and General Counsel

SCHEDULE I

     The following sets forth for the executive officers and directors of TeliaSonera AB: (i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of TeliaSonera AB and the current business address for each of its officers and directors is Mårbackagatan 11, S-123 86 Farsta, Sweden.

Board of Directors of TeliaSonera AB

Present Principal
Name and Title	Occupation	Citizenship

Tapio Hintikka, Chairman	Chairman of the board of TeliaSonera	Finnish

Carl Bennet, Deputy Chairman	Chairman of the boards of Boliden, Elanders, Getting, Halmstad University, Lifco, Scanrec and Sorb Industri	Swedish

Ingvar Carlsson, Director	Chairman of the board of Swedish Foundation for Strategic Research	Swedish

Eva Liljeblom, Director	Professor of Finance and head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland	Finnish

Sven-Christer Nilsson, Director	Member of the boards of Assa Abloy AB, Utfors AB, Parthus Ltd, Establish AB, Northstream AB and Traction AB	Swedish

Paul Smits, Director	Member of the supervisory boards of Travel Unie International, Enertel BV Rotterdam and Unit 4 Agresso; Member of the advisory board of Rabo Bank NV	Dutch

Caroline Sundewall, Director	Independent business consultant	Swedish

Present Principal
Name and Title	Occupation	Citizenship

Roger Talermo, Director	President and CEO of the Amer Group Plc.	Finnish

Tom von Weymarn, Director	President and CEO of Oy Rettig Ab	Finnish

Yvonne Karlsson, Director	Employee representative; Vice Chairman of Swedish Union of Clerical and Technical Employees in Industry, telecommunications section (SIF-TELE)	Swedish

Berit Westman, Director	Employee representative; Chairman of Swedish Union of Clerical and Technical Employees in Industry, telecommunications section (SIF-TELE)	Swedish

Elof Isaksson, Director	Employee representative; Chairman of the Union of Service and Communication Employees (SEKO)	Swedish

Executive Officers of TeliaSonera AB

Name and Title	Citizenship

Anders Igel, Chief Executive Officer and President	Swedish
Harri Koponen, Deputy Chief Executive Officer and Head of Marketing, Products and Services	Finnish
Kim Ignatius, Chief Financial Officer	Finnish
Michael Kongstad, Head of corporate communication	Swedish
Jan Henrik Ahrnell, General Counsel	Swedish
Rune Nyberg, Head of Corporate Human Resources	Swedish
Lars-Gunnar Johansson, Head of Networks and Technology	Swedish
Marie Ehrling, Head of Profit Center (Sweden)	Swedish
Anni Vepsäläinen, Head of Profit Center (Finland)	Finnish
Kenneth Karlberg, Head of Profit Center (Norway, Denmark, Baltic Countries)	Swedish
Aimo Eloholma, Head of Profit Center (International Operations)	Finnish

EXHIBIT INDEX

Exhibit
Number	Description

12	Agreement for Purchase of Shares and Warrants, dated as of May 28, 2003, by and between Polish Enterprise Fund IV, L.P. and TeliaSonera AB